# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RumbleOn, Inc., CIK 0001596961
CUSIP: 781386305
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 901 W. Walnut Hill Lane, Suite 110A, IRVING, Texas (TX), 75038
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001104659-23-029060
Filed by CIK 0001880622
Persons authorized to receive notices and communications: Kellie L. Bobo, Esq., 98 San Jacinto Boulevard, Suite 1500, Austin, Texas (TX), 78701, 512-867-8411

## Reporting persons
- William Coulter (CIK 0001881136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 6,749,453; shared voting power 0; sole dispositive power 6,749,453; shared dispositive power 0; aggregate amount beneficially owned 6,749,453 (19.1% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Item 7,9, and 11, note these items include 1,317,005 shares of Class B Common Stock held in The WRC2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 67,410 shares of Class B Common Stock held by WJCProperties, L.L.C., for which Mr. Coulter serves as Manager, and does not include 28,531 shares of Class B Common Stockunderlying unvested time-based restricted stock units as granted to Mr. Coulter under the 2017 Stock Incentive Plan.
  (2) With respect to Item 11, note this item excludes 6,842,823 shares of Class B Common Stock held by Mr. Tkach as towhich Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter isthe beneficial owner of such securities.
  (3) With respect to Item 13, note this item is based upon 35,320,954 shares of Class B Common Stock, $0.001 par value,outstanding as of November 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuerwith the U.S. Securities and Exchange Commission on November 26, 2024. Following the completion of the 2024 RightsOffering and the transactions contemplated by the 2024 Support and Standby Purchase Agreement, the Issuer expects tohave approximately 37,713,298 shares of Class B Common Stock outstanding, as disclosed in the Issuer's current report onForm 8-K, dated December 13, 2024, at which such time Mr. Coulter's beneficial ownership percentage is expected to be approximately 17.9 percent.
- Mark Tkach (CIK 0001880622): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 6,842,823; shared voting power 0; sole dispositive power 6,842,823; shared dispositive power 0; aggregate amount beneficially owned 6,842,823 (19.4% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7,9, and 11, note these items do not include 28,531 shares of Class B Common Stock underlyingunvested time-based restricted stock units as granted to Mr. Tkach under the 2017 Stock Incentive Plan.
  (2) With respect to Item 11, note this item excludes 6,749,453 shares of Class B Common Stock held by the other ReportingPersons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admissionthat Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is thebeneficial owner of such securities.
  (3) With respect to Item 13, note this item is based upon 35,320,954 shares of Class B Common Stock, $0.001 par value,outstanding as of November 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuerwith the U.S. Securities and Exchange Commission on November 26, 2024. Following the completion of the 2024 RightsOffering and the transactions contemplated by the 2024 Support and Standby Purchase Agreement, the Issuer expects tohave approximately 37,713,298 shares of Class B Common Stock outstanding, as disclosed in the Issuer's current report onForm 8-K, dated December 13, 2024, at which such time Mr. Tkach's beneficial ownership percentage is expected to be approximately 18.1 percent.
- WJC Properties, L.L.C. (CIK 0001970732): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 67,410; shared voting power 0; sole dispositive power 67,410; shared dispositive power 0; aggregate amount beneficially owned 67,410 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Item 11, this item excludes 13,524,866 shares of Class B Common Stock held by the other ReportingPersons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as anadmission that WJC Properties, L.L.C. is the beneficial owner of such securities.
  
  (2) With respect to Item 13, this item is based upon 35,320,954 shares of Class B Common Stock, $0.001 par value,outstanding as of November 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuerwith the U.S. Securities and Exchange Commission on November 26, 2024. Following the completion of the 2024 RightsOffering and the transactions contemplated by the 2024 Support and Standby Purchase Agreement, the Issuer expects tohave approximately 37,713,298 shares of Class B Common Stock outstanding, as disclosed in the Issuer's current report onForm 8-K, dated December 13, 2024, which will not change the beneficial ownership percentage of WJC Properties, L.L.C.
- WRC-2009, L.L.C. (CIK 0001970481): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 67,410; shared voting power 0; sole dispositive power 67,410; shared dispositive power 0; aggregate amount beneficially owned 67,410 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7, 9, and 11, these items include 67,410 shares of Class B Common Stock held by WJC Properties,L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
  
  (2) With respect to Item 11, this item excludes 13,524,866 shares of Class B Common Stock held by the Reporting Personshereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficialownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
  
  (3) With respect to Item 13, this item is based upon 35,320,954 shares of Class B Common Stock, outstanding as ofNovember 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuer with the U.S.Securities and Exchange Commission on November 26, 2024. Following the completion of the 2024 Rights Offering andthe transactions contemplated by the 2024 Support and Standby Purchase Agreement, the Issuer expects to haveapproximately 37,713,298 shares of Class B Common Stock outstanding, as disclosed in the Issuer's current report onForm 8-K, dated December 13, 2024, which will not change the beneficial ownership percentage of WRC-2009, L.L.C.
- The WRC-98 Trust (CIK 0001970680): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 67,410; shared voting power 0; sole dispositive power 67,410; shared dispositive power 0; aggregate amount beneficially owned 67,410 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7, 9, and 11, these items include 67,410 shares of Class B Common Stock held by WJC Properties,L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
  
  (2) With respect to Item 11, this item excludes 13,524,866 shares of Class B Common Stock held by the Reporting Personshereto other than WJC Properties, L.L.C. and WRC-2009, L.L.C., as to which The WRC-98 Trust disclaims beneficialownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
  
  (3) With respect to Item 13, this item is based upon 35,320,954 shares of Class B Common Stock, $0.001 par value,outstanding as of November 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuerwith the U.S. Securities and Exchange Commission on November 26, 2024. Following the completion of the 2024
  Rights Offering and the transactions contemplated by the 2024 Support and Standby Purchase Agreement, the Issuerexpects to have approximately 37,713,298 shares of Class B Common Stock outstanding, as disclosed in the Issuer'scurrent report on Form 8-K, dated December 13, 2024, which will not change the beneficial ownership percentage of The WRC-98 Trust.
- The WRC 2021 Irrevocable Trust (CIK 0001970474): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 1,317,005; shared voting power 0; sole dispositive power 1,317,005; shared dispositive power 0; aggregate amount beneficially owned 1,317,005 (3.7% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7, 9, and 11, these items excludes 12,275,271 shares of Class B Common Stock held by the otherReporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shallnot be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
  2) With respect to Item 13, this item is based upon 35,320,954 shares of Class B Common Stock, $0.001 par value,outstanding as of November 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuerwith the U.S. Securities and Exchange Commission on November 26, 2024. Following the completion of the 2024 RightsOffering and the transactions contemplated by the 2024 Support and Standby Purchase Agreement, the Issuer expects tohave approximately 37,713,298 shares of Class B Common Stock outstanding, as disclosed in the Issuer's current report onForm 8-K, dated December 13, 2024, at which such time the beneficial ownership percentage of The WRC 2021 Irrevocable Trust is expected to be approximately 3.5 percent.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.001 per share
Name of issuer: RumbleOn, Inc.
Address of issuer's principal executive offices: 901 W. Walnut Hill Lane, Suite 110A, IRVING, Texas (TX), 75038
Comment: The following constitutes Amendment No. 10 ('Amendment No. 10') to the Schedule 13D originally filed on March 6, 2023 (the 'Schedule 13D') with the Securities and Exchange Commission by William Coulter ('Mr. Coulter') and Mark Tkach ('Mr. Tkach'), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023, Amendment No. 4 filed on July 3, 2023, Amendment No. 5 filed on August 18, 2023, Amendment No. 6 filed on September 11, 2023, Amendment No. 7 filed on December 12, 2023, Amendment No. 8 filed on November 18, 2024, and Amendment No. 9 filed on December 10, 2024 (the Schedule 13D as so amended, the 'Amended Schedule 13D'), with respect to the Class B Common Stock, par value $0.001 per share (the 'Class B Common Stock'), of RumbleOn, Inc., a Nevada corporation (the 'Issuer'). This Amendment No. 10 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On December 12, 2024, pursuant to the exercise of their respective 2024 Subscription Rights issued in connection withthe 2024 Rights Offering, at an effective purchase price of $4.18 per share of Class B Common Stock, (i) Mr. Coulteracquired an additional 340,182 shares of Class B Common Stock for an aggregate purchase price of $1,421,960.76, (ii) Mr.Tkach acquired an additional 433,884 shares of Class B Common Stock for an aggregate purchase price of $1,813,635.12,(iii) 2021 Trust acquired an additional 83,507 shares of Class B Common Stock for an aggregate purchase price of$349,059.26, and (iv) WJC Properties acquired an additional 4,274 shares of Class B Common Stock for an aggregatepurchase price of $17,865.32.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On December 12, 2024, in connection with the expiration of the subscription period for the 2024 Rights Offering at 5:00P.M. Eastern Time and pursuant to the exercise of Mr. Tkach's and Mr. Coulter's respective 2024 Subscription Rightsissued thereunder, (i) Mr. Coulter acquired an additional 340,182 shares of Class B Common Stock, (ii) Mr. Tkach acquiredan additional 433,884 shares of Class B Common Stock, (iii) 2021 Trust acquired an additional 83,507 shares of Class BCommon Stock, and (iv) WJC Properties acquired an additional 4,274 shares of Class B Common Stock. The shares of ClassB Common Stock subscribed for by Mr. Tkach and Mr. Coulter are expected to be formally issued by the Issuer on orabout December 17, 2024. The results of the 2024 Rights Offering are preliminary and subject to change pendingfinalization of subscription procedures by the subscription agent.

The foregoing descriptions of the preliminary results of the 2024 Rights Offering do not purport to be complete and arequalified in their entirety by reference to the Issuer's press release, dated December 13, 2024, and the Issuer's currentreport on Form 8-K, dated December 13, 2024, each of which are incorporated herein by reference to Exhibit 99.32 andExhibit 99.33 to the Amended Schedule 13D, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 21, 2024, as disclosed in the Issuer's prospectus supplement, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 26, 2024.

Each Reporting Person may be deemed to be a member of a 'group' with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 13,592,276 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 38.5% of the outstanding Class B Common Stock. Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 5(b) of the Amended Schedule 13D is hereby amended and restated as follows:

Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days:
The information contained in Item 5(c) of the Amended Schedule 13D is hereby amended and restated as follows:

As of the date hereof, other than as set forth herein, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No. 9.
Other persons with the right to receive dividends or sale proceeds:
The information contained in Item 5(d) of the Amended Schedule 13D is hereby amended and restated as follows:

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 10 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.32 - Press Release, dated December 13, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.33 - Current Report on Form 8-K, dated December 13, 2024 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 13, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

## Signatures
- William Coulter: /s/ William Coulter, William Coulter (12/16/2024)
- Mark Tkach: /s/ Mark Tkach, Mark Tkach (12/16/2024)
- WJC Properties, L.L.C.: /s/ William Coulter, Manager (12/16/2024)
- WRC-2009, L.L.C.: /s/ William Coulter, Manager (12/16/2024)
- The WRC-98 Trust: /s/ William Coulter, Trustee (12/16/2024)
- The WRC 2021 Irrevocable Trust: /s/ William Coulter, Trustee (12/16/2024)